UNITED STATES
          SECURITIES AND EXCHANGE COMMISSION
                Washington, D.C. 20549

                     SCHEDULE 13G

       Under the Securities Exchange Act of 1934

               (Amendment No. . . . .)*

             Hancock Fabrics Incorporated

                   (Name of Issuer)

                     Common Stock

            (Title of Class of Securities)

                       409900107

                    (Cusip Number)

                    March 13, 1998

(Date of Event Which Requires Filing of this Statement)

     Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
     [ ] Rule 13d-1(b)
     [X] Rule 13d-1(c)
     [ ] Rule 13d-1(d)

     *   The  remainder  of this cover  page  shall  be
filled  out for a reporting person's initial filing  on
this  form  with  respect  to  the  subject  class   of
securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No  409900107
_______________________________________________________

     1) Names of Reporting Persons
        I.R.S. Identification Nos. of Above Persons
        (entities only)

     Lincluden Management Limited
_______________________________________________________

     2) Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)  [  ]
     (b)  [  ]
_______________________________________________________

     3) SEC Use Only
_______________________________________________________

     4) Citizenship or Place of Organization

     Ontario, Canada
-------------------------------------------------------
               ________________________________________
Number of       (5) Sole Voting Power  518,000
Shares         ________________________________________
Beneficially    (6) Shared Voting Power  580,200
Owned by       ________________________________________
Each Reporting- (7) Sole Dispositive Power  1,098,200
Person         ________________________________________
With            (8) Shared Dispositive Power  0
_______________________________________________________

     9) Aggregate Amount Beneficially Owned by Each
Reporting Person

     1,098,200
_______________________________________________________

     10) Check if the Aggregate Amount in Row (9)
Excludes Certain Shares (See Instructions)
_______________________________________________________

     11) Percent of Class Represented by Amount in Row 9

     5.2%
_______________________________________________________

     12) Type of Reporting Person (See Instructions)

     CO
_______________________________________________________

Item 1

          (a)  Name of Issuer:
                Hancock Fabrics Incorporated

          (b)  Address of Issuer's Principal Executive
               Offices:
                 3406 West Main Street
                 Tupelo, MS  38801-9412
Item 2

          (a)  Name of Person Filing:
                 Lincluden Management Limited

          (b) Address of Principal Business Office or, if none, Residence:
                 1275 North Service Road West
                 Suite 607
                 Oakville, Ontario, Canada  L6M 3G4

          (c)  Citizenship:
                Ontario, Canada

          (d)  Title of Class of Securities:
                 Common Stock

          (e)  CUSIP Number:
                409900107

Item 3  If this statement is filed pursuant to sections
240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

     (a) [  ]  Broker or dealer registered under
          section 15 of the Act (15 U.S.C. 78o).
     (b) [  ]  Bank as defined in section 3(a)(6) of
          the Act (15 U.S.C. 78c).
     (c) [  ]  Insurance company as defined in section
          3(a)(19) of the Act (15 U.S.C.               78c).
     (d) [  ]  Investment company registered under
          section 8 of the Investment Com-pany Act of 1940 (15 U.S.C. 80a-8).
     (e) [ ] An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);
     (f) [ ] An employee benefit plan or endowment fund in accordance with
          240.13d-1(b)(1)(ii)(F);
     (g) [ ] A parent holding company or control person in accordance with
          240.13d-1(b)(1)(ii)(G);
     (h) [  ]  A savings association as defined in
          Section 3(b) of the Federal Deposit Insurance
          Act (12 U.S.C. 1813);
     (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company
          Act of 1940 (15 U.S.C. 80a-3);
     (j) [  ]  Group, in accordance with 240.13d-
          1(b)(1)(ii)(J).
If this statement is filed pursuant to 240.13d-1(c), check this box [X].

Item 4  Ownership.

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a)  Amount beneficially owned:  1,098,200
     (b)  Percent of class:  5.2%
     (c)  Number of shares as to which the person has:
        (i)  Sole power to vote or to direct the vote
             518,000
        (ii) Shared power to vote or to direct the
             vote  580,200
        (iii)Sole power to dispose or to direct the
             disposition of  1,098,200
        (iv) Shared power to dispose or to direct the
             disposition of  0

Item 5  Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following
[  ].

Item 6 Ownership of More than Five Percent on Behalf of Another Person.

     Not applicable.

Item  7   Identification  and  Classification  of   the
Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

     Not applicable.

Item 8 Identification and Classification of Members of the Group.

     Not applicable.

Item 9  Notice of Dissolution of Group.

     Not applicable.

Item 10  Certifications.

     (a) The following certification shall be included if the statement is filed pursuant to Section 240.13d-
1(b):

     By signing below I certify that, to the best of my
knowledge and belief, the securities referred to  above
were  acquired and are held in the ordinary  course  of
business and were not acquired and are not held for the
purpose   of   or  with  the  effect  of  changing   or
influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Date:__________               ___________________________
                              (Signature)



                              ____________________________
                              (Print Name)



     (b) The following certification shall be included if the statement is filed pursuant to Section 240.13d-
1(c):

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



Date:     March 18, 1998      /s/ Bruce Monus
                              -------------------------
                              (Signature)




                              Bruce Monus
                              --------------------------
                              (Print Name)